Exhibit 99.4

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

Re:	Report Entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 27, 2014

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Kathleen Ann Altman, P.E., Principal Metallurgist, RPA (USA) Ltd., consent to the public filing of the technical report titled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 27, 2014 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the written disclosure contained in the news release dated February 13, 2014 (the “News Release”) of Goldcorp.

I certify that I have read the written disclosure contained in the News Release filed by Goldcorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 28th day of March, 2014.

/s/ Kathleen Ann Altman

Kathleen Ann Altman, P.E.,
Principal Metallurgist,
RPA (USA) Ltd.